

Mail Stop 4631

November 20, 2015

<u>Via E-mail</u>
Mr. Peter J. Moerbeek
Chief Financial Officer
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201

RE: **Primoris Services Corporation**
   Form 10-K for the Year Ended December 31, 2014
   Filed March 16, 2015
   Form 10-Q for the Period Ended September 30, 2015
   Filed November 5, 2015
   File No. 1-34145

Dear Mr. Moerbeek:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Period Ended September 30, 2015</u>

<u>Management's Discussion and Analysis</u>

<u>Receivable Collection Actions, page 34</u>

1. Your revenue recognition policy on page 9 indicates that you may reduce the amount recognized as revenue if you anticipate that there may be collection issues. The reduction reflects the uncertainty of the eventual collectability of revenue amounts. You may also

choose to defer the recognition of revenue up to the time that the client pays for the services. Your disclosures indicate that there may have been collection concerns during these two projects. For example, you indicate that you became concerned about the eventual collectability of certain amounts during the early stages of the Primoris Pipeline Services project. In this regard, please help us better understand what consideration was given to these collection concerns in determining the amounts of revenue to record as well as when to record them for both of these contracts for which you have receivable collection issues. In addition, please address your consideration of ASC 605-35-25-31 in determining it was probable that the disputed amounts would result in additional contract revenue and could be reliably estimated.

2. It appears that the amounts due related to these two projects have decreased since December 31, 2014. Please tell us if this was due to additional amounts being collected in 2015. Your disclosures also indicate that there may be additional claims related to the Primoris Pipeline Services project which were not included as part of the legal action you initiated. Please help us understand why these additional claims would not have been included as part of the legal action as well as how you accounted for these claims pursuant to ASC 605-35-25-31.

Item 4. Controls and Procedures, page 35

3. Please tell us the current status of your internal review of methods used to recognize revenue and estimate contingencies for ongoing projects which began in the fourth quarter of 2014. Please tell us whether there have been any changes in your internal control over financial reporting as a result of this internal review which have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction